
August 8, 2024

Jordan Kovler
Chief Executive Officer
Greenidge Generation Holdings Inc.
590 Plant Road
Dresden, NY 14441

> **Re: Greenidge Generation Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2024**
> **File No. 333-281156**

Dear Jordan Kovler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets